Filed pursuant to General Instruction II.L of Form F-10;

File No. 333-288748

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JULY 18, 2025

Secondary Offering	July 18, 2025

ALGOMA STEEL GROUP INC.

26,650,426 Common Shares

160,254 Private Warrants

This Prospectus Supplement, together with the accompanying Base Prospectus, relates to: (i) up to (a) 24,178,999 common shares (“Common Shares”) of Algoma Steel Group Inc. (“Algoma” or the “Corporation”), issuable from time to time upon the exercise of 24,178,999 outstanding public and private warrants of Algoma to purchase Common Shares at an exercise price of US$11.50 per Common Share warrants (respectively, the “Public Warrants” and “Private Warrants”, and together, the “Warrants”) which were previously registered (the “Warrant Shares”) and (b) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Agreement (as defined herein), and (ii) the offer and sale from time to time by the selling securityholders (the “Selling Securityholders”) named in this Prospectus Supplement of (a) up to 2,471,427 Common Shares which are issuable upon exercise of Replacement LTIP Awards (as defined herein), including up to 649,663 Common Shares issuable upon exercise of Replacement LTIP Awards granted in respect of Earnout Rights (as defined herein) which were previously issued, and which are subject to the LTIP Exchange Restrictions (as defined below), and (b) up to 160,254 Private Warrants (and the 160,254 Warrant Shares underlying the Private Warrants) (the Common Shares and Warrants collectively registered and qualified hereunder, the “Securities”), in each case which were previously registered (except with respect to dividend equivalents issued in respect of certain of the Securities), during the balance of the 25-month period that the Base Prospectus, including any amendments thereto, remains valid (the “Offering”).

This Prospectus Supplement replaces a prospectus of Algoma dated June 21, 2023 (the “Previous Prospectus”), initially filed with the Ontario Securities Commission and forming part of a corresponding shelf registration statement on Form F-10 of Algoma, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2023. The Previous Prospectus was filed to maintain registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to: (i) certain registration rights granted by the Corporation to signatories of the investor rights agreement dated October 19, 2021 (the “Investor Rights Agreement”) in connection with the consummation of the Corporation’s merger (the “Merger”) with Legato Merger Corp., a Delaware corporation (“Legato”), pursuant to the Agreement and Plan of Merger dated May 24, 2021 between a subsidiary of the Corporation and Legato (the “Merger Agreement”); and (ii) the Corporation’s obligation under the Warrant Agreement to file and maintain a shelf registration statement with the SEC for the issuance of Warrant Shares upon exercise of the Warrants. This Prospectus Supplement replaces the Previous Prospectus in order to continue maintaining registration under the U.S. Securities Act for: (i) the resale of Common Shares and Private Warrants held by, or underlying certain other securities of Algoma held by, certain current or former directors and officers of Algoma and certain original holders of Legato’s securities; and (ii) the offering of the Warrant Shares upon exercise of the Warrants. On October 19, 2021, the Merger was consummated, with Legato becoming a direct, wholly-owned subsidiary of Algoma and the securityholders of Legato becoming securityholders of Algoma. Pursuant to the Investor Rights Agreement, the Corporation agreed to register the resale of certain of the Securities and to bear certain related fees and expenses, as further described under “Selling Securityholders”.

(i)

Each Warrant entitles the holder thereof to purchase one Warrant Share at an exercise price of US$11.50 per Warrant Share at any time until 5:00 p.m. (New York City time) on October 19, 2026 (the “Expiry Date”), being the date that is the fifth anniversary from the closing of the Merger, subject to adjustment in accordance with the terms of the Warrant Agreement, dated as of January 19, 2021, between Legato, and Continental Stock Transfer & Trust Company, as amended by that certain Amendment Agreement, dated as of October 19, 2021, among Algoma, Legato, Continental Stock Transfer & Trust Company and TSX Trust Company (as amended, the “Warrant Agreement”).

In addition, pursuant to the Merger Agreement, each outstanding long-term incentive plan award (“LTIP Award”) issued by Algoma Steel Holdings Inc. that had vested was exchanged (the “LTIP Exchange”) for the right to acquire a number of Common Shares as determined by reference to the Conversion Factor (as defined in the Merger Agreement) (“Replacement LTIP Awards”), subject to the holder of such LTIP Award having executed an exchange agreement and joinder to the lock-up agreement entered into concurrently with the execution of the Merger Agreement. In addition, pursuant to the Merger Agreement, holders of Common Shares prior to the Merger and each holder of Replacement LTIP Awards (collectively, the “Existing Algoma Investors”) were granted or issued the contingent right to receive their pro rata portion of up to 37.5 million Common Shares if certain targets based on specified financial metrics and the trading price of the Common Shares were met (the “Earnout Rights”). See “Description Of The Securities Offered”.

Algoma’s Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and listed on The Nasdaq Global Select Market (“Nasdaq”), in each case under the trading symbol “ASTL”. The Warrants are listed and posted for trading on the TSX and listed on Nasdaq under the symbols “ASTL.WT” and “ASTLW”, respectively. On July 17, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$9.49 and on Nasdaq was US$6.90, and the closing price of the Warrants on the TSX was C$0.52 and on Nasdaq was US$0.42. The TSX and Nasdaq have also previously approved the listing of the Warrant Shares issuable on exercise of the Warrants on the TSX and Nasdaq.

The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of the Securities or interests in the Securities on any stock exchange, market or trading facility in the United States on which the Securities are traded or in private transactions within the United States. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Securities in Ontario or in any other province or territory of Canada at any time. Algoma will not receive any of the proceeds from the sale or other disposition of the Securities by the Selling Securityholders, except with respect to amounts received by the Corporation upon the exercise of the Warrants. Algoma will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of the Securities. The net proceeds received from the sale or other disposition of the Securities by the Selling Securityholders, if any, is unknown. See “Plan Of Distribution” and “Selling Securityholders” for further information.

This Prospectus Supplement is filed pursuant to (i) the Base Prospectus filed in all of the provinces and territories of Canada (except for Quebec), and (ii) a base shelf prospectus filed as part of a registration statement on Form F-10 under the U.S. Securities Act, which became effective on July 18, 2025 upon filing with the SEC (the “Registration Statement”).

No underwriter has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement.

(ii)

NEITHER THE SEC, ANY STATE SECURITIES REGULATOR NOR ANY CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE PROSPECTUS OR OTHERWISE DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Algoma is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are incorporated by reference in this Prospectus Supplement, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Algoma’s financial statements may not be comparable to the financial statements of United States issuers.

Purchasing or acquiring the Securities and exercising the Warrants may subject investors to tax consequences in both the United States and Canada. This Prospectus Supplement and the accompanying Base Prospectus may not describe these tax consequences fully. Readers should consult and rely on their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain Material U.S. Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because Algoma is a corporation established under the laws of the Province of British Columbia and the Corporation’s principal place of business is in Canada. In addition, some or all of the directors and officers of the Corporation are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States. Eric Rosenfeld, David Sgro and Melinda Newman, each being a director of the Corporation, reside outside Canada. Mr. Rosenfeld, Mr. Sgro and Ms. Newman have each appointed Algoma at 105 West Street, Sault Ste. Marie, Ontario, Canada, as their agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforceability of Civil Liabilities by U.S. Investors”.

Investing in the Securities involves a high degree of risk. Readers should carefully review the risks outlined in the “Risk Factors” section and elsewhere in this Prospectus Supplement and the accompanying Base Prospectus and the documents incorporated by reference herein and therein for a discussion of certain considerations relevant to an investment in the Securities offered hereby.

The Corporation’s head office is located at 105 West Street, Sault Ste. Marie, Ontario, Canada and its registered address is 1055 West Hastings Street, Vancouver, British Columbia, Canada.

(iii)

Prospectus Supplement

(iv)

Base Shelf Prospectus

(v)

IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Securities being offered and the method of distribution of those securities by the Selling Securityholders and also supplements and updates information regarding the Corporation contained in the accompanying Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus, which provides more general information about the Common Shares and other securities that may be offered from time to time.

This Prospectus Supplement and the Base Prospectus are together referred to as the Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated By Reference”. Both documents contain important information readers should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Base Prospectus. Before investing, investors should carefully read both this Prospectus Supplement and the accompanying Base Prospectus together with the additional information about the Corporation to which the Corporation refers readers in the sections of this Prospectus Supplement and the accompanying Base Prospectus entitled “Documents Incorporated by Reference”.

Readers should rely only on information contained in this Prospectus Supplement, the accompanying Base Prospectus and the documents Algoma incorporates by reference in this Prospectus Supplement and the accompanying Base Prospectus. If information in this Prospectus Supplement is inconsistent with the accompanying Base Prospectus or the information incorporated by reference therein, readers should rely on this Prospectus Supplement. Algoma has not authorized anyone to provide readers with information that is different. If anyone provides readers with any different or inconsistent information, readers should not rely on it. The Selling Securityholders may offer the Securities only in jurisdictions where such offers are permitted by law. The information contained in this Prospectus Supplement and the accompanying Base Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the accompanying Base Prospectus and readers should not assume otherwise. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Base Prospectus, except as required by applicable securities laws. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

ABOUT THIS PROSPECTUS SUPPLEMENT

Algoma has filed the Base Prospectus with the securities commissions in all Canadian provinces and territories (except for Quebec) (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Base Prospectus in accordance with NI 44-102. The Ontario Securities Commission issued a receipt dated July 18, 2025 in respect of the Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 – Passport System, and each of the other securities commissions or similar regulatory authorities in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

This Prospectus Supplement and the accompanying Base Prospectus are part of a “shelf” registration statement on Form F-10 that Algoma has filed with the SEC under the U.S. Securities Act. The Registration Statement became effective under the rules and regulations of the SEC on July 18, 2025. This Prospectus Supplement describes the specific details regarding the Offering including the number of Securities that may be offered and sold, and the manner in which offers and sales of the Securities may be completed by the Selling Securityholders. The accompanying Base Prospectus provides general information about the Corporation, some of which, such as the section entitled “Plan of Distribution”, may not apply to the Offering. This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Readers should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Corporation and its securities.

Some of the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. Algoma believes that such information is accurate and that the sources from which it has been obtained are reliable. However, the Corporation cannot guarantee the accuracy of such information and Algoma has not independently verified the assumptions upon which projections of future trends are based.

Algoma is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith the Corporation files reports and other information with the SEC and with the Ontario Securities Commission. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, Algoma may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, Algoma is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Algoma is not required to publish financial statements as promptly as United States companies.

The SEC maintains a website (www.sec.gov) that makes available reports and other information that the Corporation files electronically with it, including the Registration Statement of which this Prospectus Supplement forms a part.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Base Prospectus. See “Documents Incorporated By Reference”. This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Copies of reports, statements and other information that Algoma files with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) (www.sedarplus.ca).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Prospectus Supplement, including the documents incorporated by reference herein, contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about imposed and threatened tariffs, including the impact, timing and resolution thereof, possible or assumed future results of Algoma’s business, financial condition, results of operations, liquidity, plans and strategic objectives, Algoma’s expectation to pay a quarterly dividend, the expected timing of the EAF (as defined below) transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions. In some cases, readers can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, Algoma’s business and operations involve numerous risks and uncertainties, many of which are beyond its control, which could result in the Corporation’s expectations not being realized or otherwise materially affect its financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Corporation or any other person that the anticipated results will be achieved. The Corporation cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. The Corporation’s forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from its expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth provided under “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference herein, including the Annual Information Form (as defined below). Although it is not possible to identify all of these factors, they include, among others, the following:

•	future financial performance;

•	future cash flow and liquidity;

•	future capital investment;

•	low-priced steel imports, decreased trade regulation, and other trade barriers including tariffs and/or trade wars;

•	Algoma’s ability to operate its business, remain in compliance with debt covenants and make payments on its indebtedness, with a substantial amount of indebtedness;

•	restrictive covenants in debt agreements limit the Corporation’s discretion to operate its business;

•	significant domestic and international competition;

•	macroeconomic pressures such as inflation and interest rates in the markets in which the Corporation operates;

•	increased use of competitive products;

•	a protracted fall in steel prices resulting in reduced revenue and/or impairment of assets;

•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of Algoma’s key customers;

•	increases in annual funding obligations resulting from Algoma’s under-funded pension plans;

•	supply and cost of raw materials and energy;

•	impact of a downgrade in credit rating, including on access to sources of liquidity;

•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

•	environmental compliance and remediation;

•	unexpected equipment failures and other business interruptions;

•	a protracted global recession or depression;

•

changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions against the Corporation;

•	impact of disputes arising with Algoma’s partners;

•

the ability of Algoma to implement and realize its business plans, including Algoma’s ability to complete its transition to electric arc furnace (“EAF”) steelmaking on time and at its anticipated cost;

•	Algoma’s ability to operate the EAF;

•	expected increases in liquid steel capacity as a result of the transformation to EAF steelmaking;

•	expected cost savings associated with the transformation to EAF steelmaking;

•

expected reduction in carbon dioxide emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reduction on its loan through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund and carbon taxes payable;

•

the risks that higher cost of internally generated power and market pricing for electricity sourced from Algoma’s current grid in Northern Ontario could have an adverse impact on Algoma’s production and financial performance;

•	the risks that indigenous groups’ claims and rights to consultation and accommodation may affect the Corporation’s ability to complete the transformation to EAF steelmaking;

•	access to an adequate supply of the various grades of steel scrap at competitive prices;

•	the risks associated with the steel industry generally;

•	economic, social and political conditions in North America and certain international markets;

•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;

•	risks associated with inflation rates;

•	risks inherent in the Corporation’s corporate guidance;

•	failure to achieve cost and efficiency initiatives;

•	risks inherent in marketing operations;

•	risks associated with technology, including electronic, cyber and physical security breaches;

•	construction risks, including delays and cost overruns;

•	Algoma’s ability to enter into contracts to source steel scrap and the availability of scrap;

•	the availability of alternative metallic supply;

•	the Corporation’s expectation to declare and pay a quarterly dividend;

•	business interruption or unexpected technical difficulties, including impact of weather;

•	counterparty and credit risk;

•	labour interruptions and difficulties; and

•	changes in the Corporation’s credit ratings or the debt markets.

The preceding list is not intended to be an exhaustive list of all of Algoma’s forward-looking statements. The forward-looking statements are based on the Corporation’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These statements are only predictions based upon the Corporation’s current expectations and projections about future events. There are important factors that could cause Algoma’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, readers should consider the risks provided under “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference herein, including the Annual Information Form.

Readers should not rely upon forward-looking statements as predictions of future events. Although Algoma believes that the expectations reflected in the forward-looking statements are reasonable, the Corporation cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct.

Except as required by law, the Corporation undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Prospectus Supplement, whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and any forward-looking information.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement is determined using IFRS Accounting Standards, which differs from accounting principles generally accepted in the United States of America.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Corporation’s functional currency is the U.S. dollar, which reflects the Corporation’s operational exposure to the U.S. dollar. The Corporation uses the Canadian dollar as its presentation currency. In accordance with IFRS Accounting Standards, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Unless otherwise stated, the figures included in this Prospectus Supplement are stated in Canadian dollars. Unless otherwise specified, all references herein to “C$” are to Canadian dollars and all references to “$” or “US$” are to U.S. dollars.

The high, low, closing and average rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Nine months ended December 31(1)	Year ended March 31
	2024	2024	2023
High	1.4416	1.3875	1.3856
Low	1.3460	1.3128	1.2451
Rate at end of Period	1.4389	1.3487	1.3533
Average	1.3768	1.3574	1.3230

Notes:

(1)	Effective November 5, 2024, the Corporation’s board of directors approved a change in the Corporation’s fiscal year-end from March 31 to December 31, effective as of December 31, 2024.

On July 17, 2025, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3753.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (except for Quebec) and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained upon written request to the Corporation (at Algoma Steel Group Inc., 105 West Street, Sault Ste. Marie, Ontario, P6A 7B4, Attention: General Counsel). These documents may also be found on the Corporation’s profile on SEDAR+ at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov and on the Corporation’s website at www.algoma.com. The filings of the Corporation through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

The following documents, filed by the Corporation with the appropriate securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (except for Quebec), and filed with, or furnished to, the SEC, are specifically incorporated herein by reference and form an integral part of, this Prospectus Supplement:

(a)	the annual information form (the “Annual Information Form”) of the Corporation for the nine month period ended December 31, 2024, dated March 12, 2025;

(b)

the audited consolidated financial statements of the Corporation as at December 31, 2024 and March 31, 2024 and for the nine month period ended December 31, 2024 and the year ended March 31, 2024, together with the reports of an independent registered public accounting firm thereon and the notes thereto (the “Annual Financial Statements”);

(c)

the management’s discussion and analysis of the Corporation on the financial position and financial performance for the three and nine month periods ended December 31, 2024, the three month period ended December 31, 2023, and the twelve month period ended March 31, 2024 (the “Annual MD&A”);

(d)

the unaudited condensed interim consolidated financial statements of the Corporation as at March 31, 2025 and for the three month periods ended March 31, 2025 and 2024, together with the notes thereto (the “Interim Financial Statements”);

(e)

the management’s discussion and analysis of the Corporation on the financial position and financial performance for the three month periods ended March 31, 2025 and March 31, 2024 (the “Interim MD&A” and, collectively with the Annual MD&A, the “MD&A”); and

(f)	the management information circular of the Corporation dated May 1, 2025, prepared in connection with the annual meeting of shareholders of the Corporation held on June 24, 2025.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) filed by the Corporation with the securities commissions or similar regulatory authorities in the jurisdictions in Canada in which the Corporation is a reporting issuer after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

When new documents of the type referred to in the paragraph above are filed by Algoma with the commissions or similar regulatory authorities in the jurisdictions in Canada in which Algoma is a reporting issuer during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, Algoma may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Base Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE CORPORATION

The following is a summary of information pertaining to the Corporation and does not contain all the information about the Corporation that may be important to readers. Readers should read the more detailed information including, but not limited to, the Base Prospectus, the Annual Information Form, Financial Statements, MD&A and the other documents that are incorporated by reference into this Prospectus Supplement.

Algoma is a fully integrated steel producer of hot and cold rolled steel products, including coiled sheet and plate, strategically located on the Great Lakes in Sault Ste. Marie, Ontario, Canada. The Corporation is a leading flat-rolled steel producer in North America, one of Canada’s largest steel producers by volume, and its only domestic plate manufacturer, with an estimated current liquid steel production capacity of 2.8 million tons per year. Customers include participants in the automotive, construction, energy, defense, and manufacturing sectors.

The Corporation’s liquid steel production facilities currently include two blast furnaces, Blast Furnace No. 6 and Blast Furnace No. 7, with Blast Furnace No. 7 currently serving as the principal source of liquid iron. The Corporation is in the process of transitioning to EAF steelmaking, which is expected to ultimately replace the production capabilities of Blast Furnace No. 7 and deliver a number of benefits, including improved efficiency, reduced fixed costs, increased production flexibility, and significantly reduced carbon emissions. The first of two EAF furnaces was completed during calendar year 2024, with production beginning in July 2025. The second furnace is expected to be completed in the second half of 2025, with commissioning and ramp-up to follow. The Corporation’s idled Blast Furnace No. 6 may also provide future operational flexibility, including the potential to supply hot metal (iron) as a direct feedstock for the EAFs if required. Algoma estimates that Blast Furnace No. 6 could be restarted within approximately six months, at an estimated investment of C$60 - C$80 million.

In downstream operations, the Corporation manufactures a broad range of high-quality semi-finished and finished flat steel sheet and plate products. In 1995, an investment of approximately C$450 million was made to construct the Direct Strip Production Complex (“DSPC”), which remains Algoma’s cornerstone asset and was among the first hot strip mills globally to integrate continuous casting with hot rolling. In addition to the DSPC, the Corporation operates a discrete 166-inch-wide plate rolling mill. Algoma completed the modernization of its plate mill in June 2024.

Upon completion of the plate mill modernization and EAF Transformation, the Corporation intends to shift the primary focus of its combination mill to high-quality plate products and reduce production from the 106-inch-wide hot strip mill. After evaluating the North American wide sheet and plate markets and its competitiveness therein, the Corporation has commenced the process of exiting the wide sheet business and plans to idle the 106-inch sheet mill by the end of the current fiscal year. Algoma believes this repositioning will support enhanced margins by concentrating on the sale of premium plate products and will reinforce its market position as the only domestic discrete plate producer in Canada.

The Corporation’s coil sheet steel products include a wide variety of widths, gauges and grades, and are available in unprocessed form as well as with value-added temper processing for hot rolled coil, annealed and full hard cold-rolled coil, hot-rolled pickled and oiled products, floor plate and cut-to-length products. Primary end-users of these products include service centers, automotive, manufacturing, construction and tubular industries. Sheet steel products represented approximately 86% of the Corporation’s total steel shipment volumes in the nine-month period ended December 31, 2024.

Algoma’s plate steel products consist of various carbon-manganese, high-strength and low-alloy grades, and are sold in the as-rolled condition as well as in value-added heat-treated conditions. The primary end-user of plate products is the fabrication industry, which uses such products in the manufacture or construction of railcars, buildings, bridges, off-highway equipment, storage tanks, ships, military applications (including armored plate), large diameter pipelines and power generation equipment. Plate steel products represented approximately 14% of the Corporation’s total steel shipment volumes in the nine-month period ended December 31, 2024.

The Corporation sells its finished products to a geographically diverse customer base across North America. For the nine-month period ended December 31, 2024, shipment volumes by product category, geography and end markets were as follows:

Nine month period ending December 31, 2024 Product Shipment Mix		Nine month period ending December 31, 2024 Geographic Shipments
Product	Volume	Country	Volume
Hot Roll	78%	United States	60%
Cold Roll	8%	Canada	39%
Plate	14%	Mexico	1%

End Market Volume
Segment	Nine month period ended Decemeber 31, 2024	Twelve month period ended March 31, 2024	Twelve month period ended March 31, 2023
Transportation[1]	41%	43%	43%
Manufacturing and Construction	28%	30%	29%
Tubular	13%	10%	11%
Distribution	18%	17%	17%

Total	100%	100%	100%

[1]	Includes 35-40% automotive

On June 4, 2025, the United States increased tariffs on certain steel and aluminum imports, including those from Canada, from 25% to 50%. These tariff measures have resulted in increased costs and pricing pressures on Canadian steel exports to the United States. In response, the Government of Canada has implemented retaliatory trade measures, including tariff-rate quotas and countervailing duties on certain U.S.-origin goods. Trade and tariff negotiations between the governments of Canada and the United States are ongoing. The Corporation continues to monitor these developments and assess their potential impact on the Canadian steel industry and the broader North American market.

SELLING SECURITYHOLDERS

The Securities qualified by this Prospectus Supplement consist of Algoma’s Common Shares and Warrants which the Corporation issued, or which are issuable upon the conversion or exercise of securities which the Corporation issued, to the Selling Securityholders in connection with the consummation of the Merger in exchange for securities held by such Selling Securityholders prior to the consummation of the Merger. Algoma has agreed to maintain the registration of such securities that were previously registered on the Previous Prospectus and to bear certain related fees and expenses. The participation of any Selling Securityholder in the filing of this Prospectus Supplement is not an indication of such Selling Securityholder’s intention to sell the Securities at any particular time or in any particular amount, or at all.

Algoma is qualifying resales of the Securities in accordance with certain registration rights granted to some or all of the Selling Securityholders under the Investor Rights Agreement in order to permit the Selling Securityholders to offer the Securities for sale or other disposition from time to time in the manner described below under “Resale of Private Warrants” and “Plan Of Distribution”. Under the Investor Rights Agreement, Algoma will be responsible for payment of all expenses incurred in connection with preparing this Prospectus Supplement and the Base Shelf Prospectus, including all registration, filing and listing fees, fees of compliance with any securities laws, printing, mailing and copying expenses, fees and disbursements of the Corporation’s legal counsel, fees and disbursements of the Corporation’s independent public accountants, fees and expenses of any special experts retained by the Corporation in connection with the registration, reasonable and documented fees and out-of-pocket expenses of the Selling Securityholders and the Selling Securityholders’ counsel, transfer agents’ and registrars’ fees and expenses, expenses relating to any analyst or investor presentations undertaken in connection with the registration, and fees and expenses payable in connection with any ratings of the Securities (collectively, the “Registration Expenses”). Under the Investor Rights Agreement, Algoma is responsible for fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but is not responsible for any underwriting fees, discounts, and commissions and transfer taxes attributable to the sale of the Securities.

The term “Selling Securityholders” includes the securityholders listed in the tables below and their permitted transferees. The table below provides, as of the date of this Prospectus Supplement, information regarding the beneficial ownership of the Common Shares (including Common Shares that are issuable upon the conversion or exercise of securities that may be converted to or exercised for Common Shares) of each Selling Securityholder, the number of Common Shares and number of Warrants that may be sold by each Selling Securityholder under this Prospectus and the number of Common Shares and number of Warrants that each Selling Securityholder will beneficially own upon termination of this Offering.

Because each Selling Securityholder may dispose of all, none or some portion of their Securities, no estimate can be given as to the number of Securities that will be beneficially owned by a Selling Securityholder upon termination of this Offering. For purposes of the table below, however, the Corporation has assumed that after termination of this Offering, none of the Securities covered by this Prospectus Supplement will be beneficially owned by the Selling Securityholder and further assumed that the Selling Securityholders will not acquire beneficial ownership of any additional Securities during the Offering. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the U.S. Securities Act after the date on which the information in the table is presented. Other than as noted below, the address of each Selling Securityholder is 105 West Street, Sault Ste. Marie, Ontario, P6A 7B4.

Common Shares

The following table sets forth the identities of the Selling Securityholders and certain information regarding the Selling Securityholders’ ownership of Common Shares, including Common Shares issuable on the conversion or exercise of other securities, before and after the completion of the Offering. All securities shown below are owned beneficially or of record by the Selling Securityholders as of the date of this Prospectus Supplement. Each of the Selling Securityholders is a current or former director or officer of the Corporation.

The Selling Securityholders	Common Shares Currently Owned or Issuable Upon the Exercise of Convertible Securities (#)(1)	Maximum Number of Common Shares to be Sold by the Selling Securityholders Pursuant to this Prospectus Supplement (#)		Common Shares Owned or Issuable Upon the Exercise of Convertible Securities After Giving Effect to the Offering(2)
Eric Rosenfeld	2,253,431	2,115,880	(3)	137,551
David Sgro	558,613	558,613	(4)	0
Robert Dionisi	314,638	314,638	(5)	0
Michael McQuade	1,271,056	1,136,655	(5)	134,401
Rajat Marwah	904,637	617,476	(5)	287,161
John Naccarato	899,013	617,476	(5)	281,537
Mark Nogalo	662,303	529,265	(5)	133,038
Shawn Galey	235,232	235,232	(5)	0
Andrew Harshaw	149,515	30,207	(5)	119,308

Total	7,073,208	6,048,756		1,024,452

Notes:

(1)

Includes the aggregate number of Common Shares issuable pursuant to, as applicable, Replacement LTIP Awards (including pursuant to Replacement LTIP Awards in respect of Earnout Rights), Algoma’s omnibus equity incentive plan and upon the exercise of Private Warrants, held by each Selling Securityholder, as well as dividend equivalents issued in respect of the Securities.

(2)	Assuming the sale of all Common Shares by the Selling Securityholders during the period that this Prospectus Supplement, including any amendments thereto, remains in effect.
(3)	Includes Common Shares underlying 36,794 Private Warrants owned by Mr. Rosenfeld.
(4)	Includes Common Shares underlying 5,460 Private Warrants owned by Mr. Sgro.
(5)

Represents solely Common Shares issuable pursuant to Replacement LTIP Awards (including pursuant to Replacement LTIP Awards in respect of Earnout Rights), as well as dividend equivalents issued in respect thereof.

Resale of Private Warrants

In addition to the disclosure in the table above, the following Selling Securityholders (which includes certain Selling Securityholders who are the original holders of Legato securities and who are not current or former directors or officers of the Corporation) may offer, sell or distribute all or a portion of the Private Warrants they beneficially own and are offering, registered hereby, publicly or through private transactions at prevailing market prices or at negotiated prices. It is expected that after the Offering, the Selling Securityholders will not own any Private Warrants.

The Selling Securityholders	Private Warrants Currently Owned (#)	Maximum Number of Private Warrants to be Sold by the Selling Securityholders Pursuant to this Prospectus Supplement (#)	Private Warrants Owned After Giving Effect to the Offering(1)
Eric Rosenfeld	36,794	36,794	—
David Sgro	5,460	5,460	—
Ancora(2)	52,000	52,000	—
Dejong & Co(3)	20,000	20,000	—
The Mont Blanc Investments Corporation(4)	22,000	22,000	—
Triple J Holdings II LLC(5)	12,000	12,000	—
White Star Partners LP(6)	12,000	12,000	—

Total	160,254	160,254	—

Notes:

(1)	Assuming the sale of all Private Warrants by the Selling Securityholders during the period that this Prospectus Supplement, including any amendments thereto, remains in effect.
(2)

Consists of Private Warrants held of record by Ancora Merlin LP, Ancora Merlin Institutional L P, Ancora Catalyst L P and Ancora Catalyst Institutional LP. The business address for each of the funds explicitly named in this footnote is 6060 Parkland Blvd, Ste 200, Cleveland, OH, 44124.

(3)	The business address of Dejong & Co is 70 Distillery Lane, Suite 4004, Toronto, Ontario MSA 0E3.
(4)	The business address of The Mont Blanc Investment Corporation is 115 Hillside Ave. West, Toronto, Ontario M5P 1G6.
(5)	The business address of Triple J Holdings II LLC is 2 Gedney Way, Chappaqua, NY 10514-1402.
(6)	The business address of White Star Partners LP is 200 Crescent Ct, Suite 1450, Dallas, TX 75201-7842.

PLAN OF DISTRIBUTION

This Prospectus Supplement relates to: (i) up to (a) 24,178,999 Common Shares, issuable from time to time upon the exercise of 24,178,999 Warrants which were previously registered, and (b) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Agreement, and (ii) the offer and sale from time to time by the Selling Securityholders named in this Prospectus Supplement of (a) up to 2,471,427 Common Shares issuable upon exercise of Replacement LTIP Awards, including up to 649,663 Replacement LTIP Awards granted pursuant to Earnout Rights which were previously issued, and which are subject the LTIP Exchange Restrictions and (b) up to 160,254 Private Warrants (and the 160,254 Warrant Shares underlying the Private Warrants), in each case which were previously registered (except with respect to dividend equivalents issued in respect of certain of the Securities).

This Prospectus Supplement and the Registration Statement registers the issuance and/or resale of the Securities to which it relates under the U.S. Securities Act. This Prospectus Supplement does not qualify in any of the provinces or territories of Canada the distribution of the Securities to which it relates.

Selling Securityholders, which as used here includes donees, pledgees, transferees or other successors-in- interest selling Warrants, Common Shares or interests in Common Shares received after the date of this Prospectus Supplement from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Warrants, Common Shares or interests in Common Shares on any stock exchange, market or trading facility on which the Warrants or Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Securityholders may use any one or more of the following methods when disposing of Warrants, Common Shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for their account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the Registration Statement of which this Prospectus Supplement became effective with the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the Selling Securityholders to sell a specified number of such Securities at a stipulated price per Security;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Warrants or Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Warrants or Common Shares, from time to time, under this Prospectus Supplement, or under an amendment to this Prospectus Supplement filed pursuant to General Instruction II.L. of Form F-10 or other applicable provision of the U.S. Securities Act amending the list of Selling Securityholders, as necessary, to include the pledgee, transferee or other successors in interest as Selling Securityholders under this Prospectus Supplement. The Selling Securityholders also may transfer the Warrants or Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus Supplement.

In connection with the sale of our Warrants, Common Shares or interests therein, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Warrants or Common Shares in the course of hedging the positions they assume. The Selling Securityholders may also sell Warrants or Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Warrants or Common Shares to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Warrants or Common Shares offered by this Prospectus Supplement, which Warrants or Common Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus Supplement (as supplemented or amended to reflect such transaction).

Each of the Selling Securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Warrants or Common Shares to be made directly or through agents. The Corporation will not receive any of the proceeds from this Offering by the Selling Securityholders, other than with respect to any exercise of the Warrants by payment of cash in which the Corporation will receive the exercise price of the Warrants.

The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the U.S. Securities Act.

Any discounts, commissions, concessions or profit they earn on any resale of the Common Shares may be underwriting discounts and commissions under the U.S. Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the U.S. Securities Act will be subject to the prospectus delivery requirements of the U.S. Securities Act.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the Registration Statement of which this Prospectus Supplement is a part by delivering a Prospectus Supplement with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement.

To the extent required, the Warrants or Common Shares to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in a further prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement that includes this Prospectus Supplement.

In order to comply with the securities laws of some states, if applicable, the Warrants or Common Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Warrants or Common Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The Corporation has advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Warrants or Common Shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, to the extent applicable Algoma will make copies of this Prospectus Supplement (as it may be supplemented or amended from time to time) available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the U.S. Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the U.S. Securities Act.

In certain circumstances, the Corporation has agreed to indemnify some of the Selling Securityholders against liabilities, including liabilities under the U.S. Securities Act and state securities laws, relating to the registration of the Warrants or Common Shares offered by this Prospectus Supplement.

The Corporation has agreed with the Selling Securityholders to keep the Registration Statement of which this Prospectus Supplement constitutes a part effective until all of the Securities covered by this Prospectus Supplement have been disposed of pursuant to and in accordance with the Registration Statement or the Securities have been withdrawn.

RISK FACTORS

Investing in the Securities is speculative and involves a high degree of risk.

Readers should carefully consider the risks below and under the heading “Risk Factors” in the accompanying Base Prospectus and in the Annual Information Form, MD&A and the other documents incorporated by reference into this Prospectus Supplement that summarize the risks that may materially affect Algoma’s business before making an investment in the Securities. See “Documents Incorporated By Reference”. If any of these risks occur, Algoma’s business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of Algoma’s Common Shares could decline, and investors may lose all or part of their investment. The risks set out in the documents indicated above are not the only risks the Corporation faces. Readers should also refer to the other information set forth in this Prospectus Supplement, the Base Prospectus and the documents incorporated by reference.

USE OF PROCEEDS

All of the Common Shares offered by the Selling Securityholders pursuant to this Prospectus Supplement will be sold by the Selling Securityholders for their respective amounts. Algoma will not receive any of the proceeds from these sales.

Algoma would receive up to an aggregate of approximately US$278 million from the exercise of the Warrants, assuming the exercise in full of all such Warrants for cash and that no adjustment based on anti-dilution provisions contained in the Warrant Agreement has taken place. Algoma expects to use the net proceeds, if any, from the exercise of the warrants, to partially fund its transformation to electric arc furnace steelmaking and/or for general corporate purposes, which may include acquisitions and other business opportunities and the repayment of indebtedness. Algoma’s management will have broad discretion over the use of proceeds from the exercise of the Warrants.

There is no assurance that the holders of the Warrants will elect to exercise any or all of the Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” as may be permitted in certain circumstances, the amount of cash Algoma would receive from the exercise of the Warrants will decrease.

DESCRIPTION OF THE SECURITIES OFFERED

The Corporation is authorized to issue an unlimited number of Common Shares (without par value) and an unlimited number of preferred shares without par value issuable in series. As of July 17, 2025, the last trading day prior to the date of this Prospectus Supplement, there were an aggregate of 104,933,802 Common Shares issued and outstanding and no preferred shares issued and outstanding. In addition, as of July 17, 2025, there were (i) up to 24,178,999 Common Shares issuable from time to time upon the exercise of the Warrants, (ii) up to 2,471,427 Common Shares which are issuable upon exercise of Replacement LTIP Awards, including up to 649,663 Common Shares issuable upon exercise of Replacement LTIP Awards granted in respect of Earnout Rights, and (iii) up to 5,862,397 Common Shares issuable upon the exercise of awards granted pursuant to the Corporation’s omnibus incentive plan. For a general description of the terms and provisions of Algoma’s capital structure, including the terms of the Common Shares, see “Description of Securities - Common Shares” in the Base Prospectus, “Description of Capital Structure” in the Annual Information Form, and the other documents incorporated by reference in this Prospectus Supplement together with the Base Prospectus.

Warrants

Each outstanding Warrant currently entitles the registered holder to purchase one Common Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time. However, no Warrants will be exercisable for cash unless Algoma has an effective and current registration statement covering the Common Shares issuable upon exercise of the Warrants and a current prospectus relating to such Common Shares, which Algoma currently has an intends to maintain. Notwithstanding the foregoing, during any period when Algoma shall have failed to maintain an effective registration statement covering the Common Shares issuable upon exercise of the Public Warrants, warrant holders may, until such time as there is an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the U.S. Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Common Shares for the five trading days ending on the trading day prior to the date of exercise. The Warrants will expire on October 19, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Warrants are identical to the Public Warrants except that the Private Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are not redeemable by Algoma, in each case so long as they are still held by the founders of Legato, EarlyBirdCapital, or their permitted transferees.

Algoma may call the Warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per Warrant:

•	at any time after the Warrants became exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

•

if, and only if, the reported last sale price of the Common Shares equals or exceeds $18.00 per Common Share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the Common Shares underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for the Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing Common Share price and the Warrant exercise price so that if the Common Share price declines as a result of a redemption call, the redemption will not cause the Common Share price to drop below the exercise price of the Warrants.

If Algoma calls the Warrants for redemption as described above, management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Common Shares for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants are in registered form and are governed by a Warrant Agreement (the “Warrant Agreement”) between Continental Stock Transfer & Trust Company, as warrant agent, and Legato, as amended and assigned to Algoma pursuant to an amendment agreement, dated as of October 19, 2021, among Algoma, Legato, Continental Stock Transfer & Trust Company, as warrant agent and TSX Trust Company, as Canadian co-warrant agent. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of Common Shares issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or Algoma’s recapitalization, reorganization, merger or consolidation. However, except as described below, the Warrants will not be adjusted for issuances of Common Shares at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to the Corporation, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their Warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Common Shares outstanding.

Replacement LTIP Awards and Earnout Rights

As discussed above, pursuant to the Merger Agreement, each outstanding LTIP Award issued by Algoma Steel Holdings Inc. that had vested was exchanged for a Replacement LTIP Award, subject to the holder of such LTIP Award having executed an exchange agreement and joinder to the lock-up agreement entered into concurrently with the execution of the Merger Agreement. In addition, pursuant to the Merger Agreement, the Existing Algoma Investors were granted or issued the Earnout Rights.

As at December 31, 2021, all the conditions related to the Earnout Rights were satisfied and Algoma’s board of directors subsequently approved the issuance of Common Shares to non-management holders of the Earnout Rights. On February 9, 2022, Algoma issued approximately 35.9 million Common Shares related to the Earnout Rights, with approximately 1.6 million of Replacement LTIP Awards being granted to certain current and former directors of Algoma in respect of Earnout Rights.

Replacement LTIP Awards may be exercised for Common Shares only in certain circumstances and are subject to lock-up restrictions in accordance with the LTIP Exchange (also applicable to the Earnout Rights held by holders of Replacement LTIP Awards) (collectively, the “LTIP Exchange Restrictions”). In particular, Replacement LTIP Awards generally may be exercised by the holder thereof upon the earlier of (a) the Existing Algoma Investors (excluding, for greater certainty, holders of Replacement LTIP Awards) having disposed of an aggregate of two-thirds of their Common Shares (as a group) held at the time of the closing of the Merger (excluding pursuant to certain related party transactions) and (b) December 31, 2025. In addition to the foregoing, a specified portion of Replacement LTIP Awards (not exceeding an aggregate of approximately 20% of the Replacement LTIP Awards) may be exercised in connection with, and to permit holders of Replacement LTIP Awards to participate in, certain secondary offerings of Common Shares that may be undertaken in the future, or may (at the holder’s discretion) be surrendered to the Corporation for cash upon the applicable holder’s departure from the Corporation (excluding certain “for-cause” departures). Notwithstanding the foregoing, the Corporation’s Human Resources and Compensation Committee and board of directors also has the authority to permit earlier exercise of all or a portion of a holder’s Replacement LTIP Awards. The foregoing provisions generally apply equally to the holder’s Earnout Rights.

As of March 31, 2025, 2,471,427 Replacement LTIP Awards, including up to 649,663 Common Shares issuable upon exercise of Replacement LTIP Awards granted in respect of Earnout Rights, held by the Corporation’s current or former directors and officers remain outstanding.

CONSOLIDATED CAPITALIZATION

Except as described elsewhere in this Prospectus Supplement or the documents incorporated by reference herein, there have been no material changes in the Corporation’s share and debt capital, on a consolidated basis, since March 31, 2025, being the date of the Interim Financial Statements incorporated by reference in this Prospectus Supplement.

PRIOR SALES

There have been no prior sales of Common Shares by the Corporation during the 12 months prior to the date of this Prospectus Supplement. The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Corporation during the 12 months prior to the date of this Prospectus Supplement:

Date of Issuance	Type of Security Issued(1)	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
June 27, 2025	Deferred Share Unit (“DSU”)	209,570	C$	9.34
May 30, 2025	Performance Share Unit (“PSU”)	5,219	C$	8.32
May 30, 2025	Restricted Share Unit (“RSU”)	31,611	C$	8.32
May 30, 2025	RSUs	12,147	C$	8.32
April 10, 2025	RSUs	594,066	C$	9.06
April 10, 2025	DSUs	4,894	C$	9.02
April 10, 2025	PSUs	38,073	C$	9.02
April 10, 2025	RSUs	16,104	C$	9.02
March 11, 2025	PSUs	1,062,513	C$	9.06
November 27, 2024	DSUs	2,811	C$	15.31
November 27, 2024	PSUs	18,047	C$	15.31
November 27, 2024	RSUs	7,216	C$	15.31
September 24, 2024	DSUs	102,129	C$	13.47
August 23, 2024	DSUs	2,448	C$	13.16
August 23, 2024	PSUs	23,765	C$	13.16
August 23, 2024	RSUs	8,642	C$	13.16

Notes:

(1)	Issued pursuant to the Corporation’s omnibus incentive plan. Includes dividend equivalent PSUs, RSUs and DSUs, as applicable, issued in respect of quarterly dividends for Common Shares.

TRADING PRICE AND VOLUME

Common Shares

Algoma’s Common Shares are listed and posted for trading on the TSX and Nasdaq under the symbol “ASTL”. The following tables set forth the reported high and low closing prices and the aggregate trading volume of the Common Shares on the TSX and Nasdaq for each of the months (or, if applicable, partial months) indicated during the 12 month period prior to the date of this Prospectus Supplement:

TSX

	TSX Price Range
Month	High		Low		Total Volume
July 2024	C$	12.33	C$	9.33	1,309,419
August 2024	C$	14.44	C$	11.64	1,657,371
September 2024	C$	14.48	C$	13.19	1,742,809
October 2024	C$	14.85	C$	13.13	849,490
November 2024	C$	16.83	C$	14.34	1,977,959
December 2024	C$	15.12	C$	13.34	1,393,317
January 2025	C$	14.22	C$	11.50	1,546,894
February 2025	C$	12.43	C$	9.89	1,674,054
March 2025	C$	10.77	C$	7.54	4,115,982
April 2025	C$	8.11	C$	5.91	4,991,367
May 2025	C$	8.91	C$	7.04	3,604,650
June 2025	C$	9.84	C$	6.45	13,232,083
July 1 – 17, 2025	C$	9.87	C$	9.09	3,155,418

Nasdaq

	Nasdaq Price Range
Month	High		Low		Total Volume
July 2024	US$	8.97	US$	6.83	10,537,416
August 2024	US$	10.71	US$	8.48	19,430,269
September 2024	US$	10.65	US$	9.70	14,615,715
October 2024	US$	10.70	US$	9.49	9,968,447
November 2024	US$	12.14	US$	10.24	13,585,448
December 2024	US$	10.78	US$	9.22	9,389,253
January 2025	US$	9.85	US$	8.00	13,188,431
February 2025	US$	8.62	US$	6.92	15,572,110
March 2025	US$	7.50	US$	5.20	30,350,032
April 2025	US$	5.66	US$	4.17	24,251,344
May 2025	US$	6.39	US$	5.07	14,339,623
June 2025	US$	7.73	US$	6.67	8,724,795
July 1 – 17, 2025	US$	7.25	US$	6.59	7,845,288

Warrants

Algoma’s Warrants are listed and posted for trading on the TSX and Nasdaq under the symbol “ASTL.WT” and “ASTLW”, respectively. The following tables set forth the reported high and low closing prices and the aggregate trading volume of the Warrants on the TSX and Nasdaq for each of the months (or, if applicable, partial months) indicated during the 12 month period prior to the date of this Prospectus Supplement:

TSX

	TSX Price Range
Month	High		Low		Total Volume
July 2024	C$	1.83	C$	1.17	21,775
August 2024	C$	2.61	C$	1.76	109,479
September 2024	C$	2.51	C$	2.25	8,685
October 2024	C$	2.60	C$	2.17	63,050
November 2024	C$	3.31	C$	2.49	60,300
December 2024	C$	2.60	C$	1.95	13,545
January 2025	C$	2.24	C$	1.52	26,622
February 2025	C$	1.90	C$	1.06	34,592
March 2025	C$	1.28	C$	0.49	101,500
April 2025	C$	0.58	C$	0.315	41,540
May 2025	C$	0.66	C$	0.44	71,702
June 2025	C$	0.95	C$	0.33	187,978
July 1 – 17, 2025	C$	0.68	C$	0.41	70,500

Nasdaq

	Nasdaq Price Range
Month	High		Low		Total Volume
July 2024	US$	1.30	US$	0.78	887,705
August 2024	US$	1.92	US$	1.14	1,170,000
September 2024	US$	1.90	US$	1.60	592,418
October 2024	US$	1.90	US$	1.48	679,459
November 2024	US$	2.40	US$	1.75	1,050,000
December 2024	US$	1.95	US$	1.13	572,170
January 2025	US$	1.57	US$	1.00	682,400
February 2025	US$	1.36	US$	0.75	378,182
March 2025	US$	0.81	US$	0.34	583,908
April 2025	US$	0.42	US$	0.20	561,596
May 2025	US$	0.48	US$	0.30	104,624
June 2025	US$	0.60	US$	0.24	401,232
July 1 – 17, 2025	US$	0.53	US$	0.28	938,751

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), as of the date hereof, that are generally applicable to a person that acquires, as beneficial owner, Common Shares pursuant to the Offering and that, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, (ii) deals at arm’s length with the Corporation and the Selling Securityholders, (iii) is not affiliated with the Corporation or any of the Selling Securityholders, and (iv) holds its Common Shares as capital property and does not use or hold, and is not deemed to use or hold, any such shares in a business carried on in Canada (each, a “Holder”). Generally, the Common Shares will be capital property to a Holder unless such shares are held or acquired, or are deemed to be held or acquired, in the course of carrying on a business of trading or dealing in securities or in one or more transactions considered to be an adventure or concern in the nature of trade. This summary does not apply to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere, that is an “authorized foreign bank” or that enters into a “synthetic disposition arrangement” or “derivative forward agreement” (as such terms are defined in the Tax Act) with respect to Common Shares. For greater certainty, this summary does not apply to the Selling Securityholders.

As no Securities will be offered or sold in Canada, this summary does not address persons resident in Canada for purposes of the Tax Act. Further, this summary does not address persons who acquire Warrants hereunder. Any such persons should consult their own tax advisors with respect to the acquisition, holding, exercise, expiry and disposition, as applicable, of Securities.

This summary is based on the current provisions of the Tax Act and the Corporation’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative policies or assessing practices of the CRA whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any provincial, territorial, state, local, foreign or other jurisdiction, which may be different from those discussed herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations applicable to the acquisition, ownership and disposition of Securities, and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

In general, for purposes of the Tax Act, any amount relating to the acquisition, holding or disposition of Common Shares, including dividends, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of Finance (Canada).

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited under the Tax Act to a Holder on Common Shares will be subject to withholding tax at a rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-United States Tax Convention (1980), as amended, and who is fully entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%. Holders should consult their own tax advisors in this regard.

Dispositions of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Common Shares, unless the Common Shares are “taxable Canadian property” to the Holder for purposes of the Tax Act and the Common Shares are not “treaty-protected property” of the Holder for purposes of the Tax Act at the time of disposition.

Generally, the Common Shares will not constitute taxable Canadian property to a Holder at the time of disposition provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and Nasdaq) at the time of disposition unless at any time during the 60-month period immediately preceding the disposition the following two conditions were met concurrently: (a) one or any combination of (i) the Holder, (ii) persons with whom the Holder did not deal at arm’s length, and (iii) partnerships in which the Holder or a person with whom the Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation; and (b) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property to a Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Holder’s taxable income earned in Canada for purposes of the Tax Act if, at the time of the disposition, the Common Shares constitute “treaty-protected property” of the Holder for purposes of the Tax Act. The Common Shares will generally be considered “treaty-protected property” of a Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Holder is resident for purposes of such treaty and in respect of which the Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.

In the event that the Common Shares are considered to be taxable Canadian property but not treaty-protected property to a Holder, such Holder will realize a capital gain (or capital loss) on the disposition of the Common Shares as if the Holder were resident in Canada.

Holders whose Common Shares are or may be taxable Canadian property should consult their own tax advisors having regard to their own particular circumstances, including whether their Common Shares constitute treaty-protected property.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of the ownership and disposition of Common Shares and Warrants. This discussion applies only to Common Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of Common Shares and Warrants. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. The Corporation has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	banks, insurance companies, and certain other financial institutions;

•	regulated investment companies and real estate investment trusts;

•	brokers, dealers, or traders in securities;

•	traders in securities that elect to mark to market;

•	tax-exempt organizations or governmental organizations;

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•

persons holding Common Shares and/or Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Common Shares and/or Warrants, as the case may be, being taken into account in an applicable financial statement;

•	persons that actually or constructively own 5% or more (by vote or value) of the outstanding Common Shares;

•	founders, sponsors, officers or directors of Legato or holders of private placement warrants;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders);

•	S corporations, partnerships, or other entities or arrangements treated as partnerships or other flow- through entities for U.S. federal income tax purposes (and investors therein);

•	U.S. Holders having a functional currency other than the U.S. dollar;

•	persons who hold or received Common Shares and/or Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares and/or Warrants, the tax treatment of an owner of such entity will depend on the status of the owner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the owner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Common Shares and/or Warrants, as the case may be, that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation) created or organized in, or under the laws of, the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES AND/OR WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES AND/OR WARRANTS.

U.S. Federal Income Tax Treatment of Algoma

Tax Residence of Algoma for U.S. Federal Income Tax Purposes

Although Algoma is incorporated and tax resident in Canada, the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because Algoma is not so created or organized (but is instead incorporated only in British Columbia, Canada), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance and significant uncertainties as to their application.

Under Section 7874 of the Code, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of creation or organization relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets, and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, incurred, located, and derived, respectively, in the country in which the foreign acquiring corporation is created or organized. The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 of the Code that are made as part of a plan or made over a 36- month period, making it more likely that Section 7874 of the Code will apply to a foreign acquiring corporation.

Algoma acquired substantially all of the assets of Legato through the Merger. As a result, Section 7874 of the Code may apply to cause Algoma to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception. Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, Algoma does not expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Merger, whether because Algoma expects that the Section 7874 Percentage was less than 80% and/or because Algoma believes the Substantial Business Activities Exception was satisfied.

However, the calculation of the Section 7874 Percentage and the applicability of the Substantial Business Activities Exception are complex, are subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect), and are subject to certain factual uncertainties. Additionally, former holders of Legato Common Stock may be deemed to own an amount of Common Shares in respect to certain redemptions by former holders of Legato Common Stock prior to the Merger for purposes of determining the ownership percentage of former holders of Legato Common Stock under Section 7874 of the Code. Accordingly, there can be no assurance that the IRS will not challenge the status of Algoma as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code Algoma’s status as a foreign corporation for U.S. federal income tax purposes, Algoma and certain Algoma shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Algoma and future withholding taxes on certain Algoma shareholders. In particular, holders of Common Shares and/or Warrants would be treated as holders of stock and warrants of a U.S. corporation.

However, even if Algoma is still respected as a foreign corporation under Section 7874 of the Code, Algoma may have been limited in using its equity to engage in acquisitions of U.S. corporations over the 36-month period following the Merger. If Algoma were to be treated as acquiring substantially all of the assets of a U.S. corporation within the 36- month period after the Merger, the Section 7874 Regulations would exclude certain shares of Algoma attributable to the Merger for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Section 7874 of the Code would apply to such subsequent acquisition. No such acquisition was made during the 36-month period following the Merger.

The remainder of this discussion assumes that Algoma is not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of Legato’s Tax Attributes and Certain Other Adverse Tax Consequences to Algoma and Algoma’s Shareholders

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. Specifically, Section 7874 of the Code can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not meet the Substantial Business Activities Exception.

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, Legato and Algoma determined the Section 7874 Percentage was less than 60% after the Merger. Accordingly, the limitations and other rules described above are not expected to apply to Algoma or Legato as a result of the Merger.

If the Section 7874 Percentage applicable to the Merger was at least 60% but less than 80%, Algoma and certain of Algoma’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by Algoma include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation at a rate of 20%. However, as a blank check company whose assets were primarily comprised of cash and cash equivalents, it is not expected that Legato had a significant amount of inversion gain as a result of the Merger.

The determination that the Section 7874 Percentage was less than 60% after the Merger is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in U.S. tax laws and regulations, with possible retroactive effect), is subject to certain factual uncertainties. There can be no assurance that the IRS will not challenge whether Algoma is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Algoma, significant adverse tax consequences could result for Algoma and for certain Algoma shareholders, including a higher effective corporate tax rate on Algoma.

U.S. Holders

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders

Distributions on Common Shares

If Algoma makes distributions of cash or property on the Common Shares, such distributions will be treated first as a dividend to the extent of Algoma’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Common Shares, with any remaining excess treated as gain from the sale or exchange of the shares. The amount of any such distribution will include any amounts withheld by Algoma (or another applicable withholding agent). If Algoma does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to U.S. Holders that are treated as corporations for U.S. federal income tax purposes in respect of dividends received from U.S. corporations.

Subject to the discussions above under “Certain Material U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of Algoma - Utilization of Legato’s Tax Attributes and Certain Other Adverse Tax Consequences to Algoma and Algoma’s Shareholders” and below under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders - U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders - Passive Foreign Investment Company Rules”, dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•

either (a) the shares are readily tradable on an established securities market in the U.S. or (b) Algoma is eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information program;

•

Algoma is neither a PFIC (as discussed below under below under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders - U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders - Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Algoma’s taxable year in which the dividend is paid or the preceding taxable year;

•	the U.S. Holder satisfies certain holding period requirements;

•	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and

•	the taxpayer does not take the dividends into account as investment income under Section 163(d)(4)(B) of the Code.

There can be no assurances that Algoma will be eligible for benefits of an applicable comprehensive income tax treaty between the U.S. and Canada. In addition, there also can be no assurance that Common Shares will be considered “readily tradable” on an established securities market in accordance with applicable legal authorities. Furthermore, Algoma will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders - U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders - Passive Foreign Investment Company Rules”. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Common Shares.

The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to certain exceptions, dividends on Common Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Algoma with respect to the Common Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income”. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing the holder’s taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition of Common Shares and Warrants

Subject to the discussion below under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders - U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders - Passive Foreign Investment Company Rules” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Common Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Common Shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Common Shares and/or Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Canadian tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the U.S. and Canada (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise, Lapse, or Redemption of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Common Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in Common Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant and the exercise price. The U.S. Holder’s holding period for a Common Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant (see “Description of the Securities Offered – Warrants”) are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax- deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the Common Shares received generally would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, a U.S. Holder’s holding period in the Common Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Common Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders - U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders - Sale, Exchange, Redemption or Other Taxable Disposition of Common Shares and Warrants”. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of Common Shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Common Shares that would have been received in a regular exercise of the Warrants deemed surrendered, net of the aggregate exercise price of such Warrants and (ii) the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s aggregate tax basis in the Common Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the aggregate exercise price of such Warrants. A U.S. Holder’s holding period for the Common Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. Holder’s holding period would commence with respect to the Common Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Subject to the PFIC rules described below, if Algoma redeems Warrants for cash pursuant to the redemption provisions described in the section of this Prospectus Supplement entitled “Description of the Securities Offered – Warrants” or if Algoma purchases Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders - U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders - Sale, Exchange, Redemption or Other Taxable Disposition of Common Shares and Warrants”.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Common Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this Prospectus Supplement captioned “Description of the Securities Offered – Warrants”. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from Algoma if, for example, the adjustment increases the holder’s proportionate interest in Algoma’s assets or earnings and profits (for instance, through an increase in the number of Common Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Common Shares which is taxable to the U.S. Holders of such shares as described under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders - U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders - Distributions on Common Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from Algoma equal to the fair market value of such increase in interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Common Shares and Warrants could be materially different from that described above if Algoma is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. An entity treated as a foreign corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•

at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income); or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Algoma will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Algoma owns, directly or indirectly, 25% or more (by value) of the stock.

Algoma does not currently believe that it would be a PFIC for U.S. federal income tax purposes for the current taxable year or future taxable years as a result of such years’ operations if the composition of the income, assets and operations of Algoma and its subsidiaries for each such year were substantially similar to those of its prior two taxable years. However, whether Algoma is treated as a PFIC is determined on an annual basis, and Algoma may be a PFIC for the current taxable year and/or for future taxable years. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Algoma’s and its subsidiaries’ income and assets, and the market value of their shares and assets, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Algoma will be a PFIC for the current taxable year or for any future taxable year. In addition, Algoma’s U.S. counsel expresses no opinion with respect to Algoma’s PFIC status for the current taxable year or prior or future taxable years.

Under the PFIC rules, if Algoma were considered a PFIC at any time that a U.S. Holder owns Common Shares or Warrants, Algoma would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) Algoma has ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s Common Shares in which Algoma was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its Common Shares at their fair market value on the last day of the last taxable year in which Algoma is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Common Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless Algoma subsequently becomes a PFIC.

For each taxable year that Algoma is treated as a PFIC with respect to a U.S. Holder’s Common Shares or Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge of Common Shares and under proposed Treasury regulations transfers of Warrants and certain transfers of Common Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its Common Shares or Warrants (collectively the “excess distribution rules”), unless, with respect to the Common Shares, the U.S. Holder makes a valid QEF or mark- to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Common Shares or Warrants that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Common Shares or Warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of Algoma’s first taxable year in which Algoma is a PFIC will be treated as ordinary income;

•

the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in such holder’s holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.

Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Common Shares or Warrants cannot be treated as capital gains, even though the U.S. Holder holds the Common Shares or Warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Algoma may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance that Algoma does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of Algoma’s subsidiaries.

If Algoma is a PFIC, a U.S. Holder of shares in Algoma may avoid taxation under the excess distribution rules described above in respect to the Common Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Common Shares only if Algoma provides U.S. Holders on an annual basis with certain financial information specified under applicable Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that Algoma will have timely knowledge of its status as a PFIC in the future or that Algoma will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its Common Shares would generally be required to include in income for each year that Algoma is treated as a PFIC the U.S. Holder’s pro rata share of Algoma’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Common Shares. Any net deficits or net capital losses of Algoma for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Common Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Common Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Common Shares by a corresponding amount. If Algoma owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Algoma’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that Algoma will have timely knowledge of the status of any such Lower- Tier PFIC. In addition, Algoma may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance Algoma will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. Holder’s holding period for the Common Shares in which Algoma is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its Common Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Common Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Common Shares.

It is not entirely clear how various aspects of the PFIC rules apply to the Warrants. However, a U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise of such Warrants) and Algoma was a PFIC at any time during the U.S. Holder’s holding period of such Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above.

If a U.S. Holder that exercises such Warrants properly makes and maintains a QEF election with respect to the newly acquired Common Shares (or has previously made a QEF election with respect to Common Shares previously held by such U.S. Holder), the QEF election will apply to the newly acquired Common Shares. Notwithstanding such QEF election, the rules relating to “excess distributions” discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Common Shares (which under proposed Treasury regulations will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a “deemed sale” election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing “deemed sale” elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its Common Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

U.S. Holders should consult their tax advisors as to the availability and desirability of a QEF election.

Alternatively, if Algoma is a PFIC and Common Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such holder’s Common Shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Common Shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its Common Shares, such U.S. Holder generally will include in income for each year that Algoma is treated as a PFIC with respect to such Common Shares an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Common Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Common Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to- market gains on the Common Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or disposition of the Common Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Common Shares previously included in income. A U.S. Holder’s basis in the Common Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions Algoma makes would generally be subject to the rules discussed above under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders - U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders - Distributions on Common Shares”, except the lower rates applicable to qualified dividend income would not apply. Currently, U.S. Holders of Warrants will not be able to make a mark-to- market election with respect to their Warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. The Common Shares, which are listed on Nasdaq, should qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Common Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Common Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Common Shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Common Shares in which Algoma is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Common Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark- to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to- market with respect to such holder’s Common Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis and to provide such other information as may be required by Treasury. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if Algoma is a PFIC.

The rules dealing with PFICs and with the QEF, “deemed sale,” and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

This section applies to Non-U.S. Holders of Common Shares and Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Common Shares or Warrants that not a U.S. Holder, including:

•	a nonresident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	a foreign estate or trust;

but generally does not include a beneficial owner who has been or is engaged in the conduct of a trade or business within the U.S. or an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition of Common Shares or Warrants (except to the extent discussed below). If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of Common Shares or Warrants.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to Non-U.S. Holders

Subject to the discussion below concerning backup withholding, any (i) dividends of cash or property (including constructive distributions treated as dividends as further described under the heading “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders – U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders - Possible Constructive Distributions”) paid or deemed paid to a Non-U.S. Holder in respect of Common Shares or (ii) gain realized upon the sale or other taxable disposition of Common Shares and/or Warrants by a Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax unless:

•

the gain or dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or a “fixed base” in the United States to which such gain is attributable); or

•

in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected income or gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. Holder, as described under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders – U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders – Exercise, Lapse, or Redemption of a Warrant” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the Common Shares and Warrants.

The characterization for U.S. federal income tax purposes of the redemption of the Non-U.S. Holder’s Warrants generally will correspond to the U.S. federal income tax treatment of such a redemption of a U.S. Holder’s Warrants, as described under “Certain Material U.S. Federal Income Tax Considerations - U.S. Holders – U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to U.S. Holders – Exercise, Lapse, or Redemption of a Warrant” above, and the consequences of the redemption to the Non-U.S. Holder will be as described in the first paragraph above under the heading “Certain Material U.S. Federal Income Tax Considerations - Non-U.S. Holders - U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares and Warrants to Non-U.S. Holders” based on such characterization.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of Common Shares, and the proceeds received on the disposition of Common Shares effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Common Shares and proceeds from the sale, exchange, redemption or other disposition of Common Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be required to be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of their Common Shares, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Dividends paid with respect to Common Shares and proceeds from the sale of other disposition of Common Shares received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES AND WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Goodmans LLP, of Toronto, Ontario, with respect to matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, of New York, New York, with respect to matters of U.S. law. As of the date hereof, the partners and associates of Goodmans LLP own, directly or indirectly, less than 1% of any class of the Corporation’s securities.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

•	Deloitte LLP, as the external auditor of the Corporation who reported on the Annual Financial Statements, as filed on SEDAR+ and EDGAR, incorporated into this Prospectus Supplement by reference.

Deloitte LLP is the independent registered public accounting firm of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Suite 200, Toronto, Ontario, Canada M5H 0A9.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

Algoma’s Canadian transfer agent and registrar, and the Canadian co-warrant agent for the Warrants, is TSX Trust Company at its principal offices in Toronto, Ontario. Algoma’s U.S. transfer agent and registrar, and the warrant agent for the Warrants, is Continental Stock Transfer & Trust Company at its principal offices in New York City, New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Base Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the Base Prospectus forms a part:

(a)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Base Prospectus;

(b)	the Warrant Agreement;

(c)	consents of those persons named under “Interest Of Experts” in this Prospectus Supplement and the Base Prospectus;

(d)	consent of Goodmans LLP, the Corporation’s Canadian counsel; and

(e)	powers of attorney from certain of the Corporation’s officers and directors.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Corporation is a corporation existing under the Business Corporations Act (British Columbia). All but three of Algoma’s directors and officers, and all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of the Corporation’s assets, are located outside the United States. Algoma has appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

Readers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against Algoma or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. Algoma has been advised by its Canadian legal counsel, Goodmans LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Algoma has also been advised by Goodmans LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Algoma has filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Algoma Steel USA Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of, related to, or concerning the offering of the Securities under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	July 18, 2025

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Units

Warrants

Algoma Steel Group Inc. (“Algoma” or the “Corporation”) may offer and sell from time to time common shares (the “Common Shares”), preferred shares (the “Preferred Shares”), debt securities (the “Debt Securities”), subscription receipts (the “Subscription Receipts”), units (the “Units”) and warrants (the “Warrants”) (all of the foregoing, collectively, the “Securities”) or any combination thereof in one or more series or issuances during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. The Securities may be offered separately or together or in any combination, and as separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement to this Prospectus (a “Prospectus Supplement”). This Prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators. In addition, one or more securityholders of the Corporation may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

Algoma is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Algoma prepares its financial statements, which are incorporated by reference herein, in Canadian dollars and in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus may be, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY STATE SECURITIES REGULATOR, NOR ANY CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisor with respect to their own particular circumstances.

Algoma will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more Prospectus Supplements.

As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below) and OSC Rule 44-503 – Exemption for Well-known Seasoned Issuers (“OSC Rule 44-503”) and is relying on such status in connection with this Prospectus. All applicable information permitted under applicable laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers, designated by the Corporation from time to time. Each Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the terms of the offering, including the number and terms of the Securities to which such Prospectus Supplement relates, the type of Security being offered, the method of distribution of such Securities, the name or names of any underwriters, dealers or agents with whom the Corporation has entered into arrangements with respect to the sale of such Securities and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in connection with an “at-the-market distribution”, the underwriters, dealers or agents may, subject to applicable law, over-allot or effect transactions which are intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriter’s, dealer’s or agent’s over-allocation position acquires those Securities under this Prospectus, as supplemented by any Prospectus Supplement. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the “at-the-market” prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and listed on The Nasdaq Global Select Market (“Nasdaq”), in each case under the trading symbol “ASTL”. In addition, certain outstanding warrants of Algoma to purchase Common Shares at an exercise price of US$11.50 per Common Share (the “Public Warrants”) are listed and posted for trading on the TSX and listed on Nasdaq under the symbols “ASTL.WT” and “ASTLW”, respectively. On July 17, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$9.49 and on Nasdaq was US$6.90, and the closing price of the Public Warrants on the TSX was C$0.52 and on Nasdaq was US$0.42. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which such Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

- ii -

The Corporation’s head office is located at 105 West Street, Sault Ste. Marie, Ontario, Canada and its registered address is 1055 West Hastings Street, Vancouver, British Columbia, Canada.

Eric Rosenfeld, David Sgro and Melinda Newman, each being a director of the Corporation, reside outside Canada. Mr. Rosenfeld, Mr. Sgro and Ms. Newman have each appointed Algoma at 105 West Street, Sault Ste. Marie, Ontario, Canada, as their agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Investing in the Securities involves significant risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement and the documents incorporated by reference therein, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Cautionary Note Regarding Forward-Looking Statements and Information” and “Risk Factors”.

Algoma will file an undertaking with each of the securities regulatory authorities in each of the provinces and territories of Canada (except for Quebec) that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator, the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

- iii -

ABOUT THIS PROSPECTUS

Unless the context otherwise requires, all references to Algoma or the Corporation include direct and indirect subsidiaries of Algoma Steel Group Inc.

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide readers with different or additional information and takes no responsibility for, and can provide no assurance as to the reliability of, any other information that may be provided to readers. If anyone provides readers with any different, additional, inconsistent or other information, readers should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities pursuant thereto. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities. The Securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about imposed and threatened tariffs, including the impact, timing and resolution thereof, possible or assumed future results of Algoma’s business, financial condition, results of operations, liquidity, plans and strategic objectives, Algoma’s expectation to pay a quarterly dividend, the expected timing of the EAF (as defined below) transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions. In some cases, readers can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, Algoma’s business and operations involve numerous risks and uncertainties, many of which are beyond its control, which could result in the Corporation’s expectations not being realized or otherwise materially affect its financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Corporation or any other person that the anticipated results will be achieved. The Corporation cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. The Corporation’s forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from its expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth provided under “Risk Factors” in this Prospectus and the documents incorporated by reference herein, including the Annual Information Form (as defined below). Although it is not possible to identify all of these factors, they include, among others, the following:

•	future financial performance;

•	future cash flow and liquidity;

•	future capital investment;

•	low-priced steel imports, decreased trade regulation, and other trade barriers including tariffs and/or trade wars;

•	Algoma’s ability to operate its business, remain in compliance with debt covenants and make payments on its indebtedness, with a substantial amount of indebtedness;

•	restrictive covenants in debt agreements limit the Corporation’s discretion to operate its business;

•	significant domestic and international competition;

•	macroeconomic pressures such as inflation and interest rates in the markets in which the Corporation operates;

•	increased use of competitive products;

•	a protracted fall in steel prices resulting in reduced revenue and/or impairment of assets;

•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of Algoma’s key customers;

•	increases in annual funding obligations resulting from Algoma’s under-funded pension plans;

•	supply and cost of raw materials and energy;

•	impact of a downgrade in credit rating, including on access to sources of liquidity;

•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

•	environmental compliance and remediation;

•	unexpected equipment failures and other business interruptions;

•	a protracted global recession or depression;

•

changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions against the Corporation;

•	impact of disputes arising with Algoma’s partners;

•

the ability of Algoma to implement and realize its business plans, including Algoma’s ability to complete its transition to electric arc furnace (“EAF”) steelmaking on time and at its anticipated cost;

•	Algoma’s ability to operate the EAF;

•	expected increases in liquid steel capacity as a result of the transformation to EAF steelmaking;

•	expected cost savings associated with the transformation to EAF steelmaking;

•

expected reduction in carbon dioxide emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reduction on its loan through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund and carbon taxes payable;

•

the risks that higher cost of internally generated power and market pricing for electricity sourced from Algoma’s current grid in Northern Ontario could have an adverse impact on Algoma’s production and financial performance;

•	the risks that indigenous groups’ claims and rights to consultation and accommodation may affect the Corporation’s ability to complete the transformation to EAF steelmaking;

•	access to an adequate supply of the various grades of steel scrap at competitive prices;

•	the risks associated with the steel industry generally;

•	economic, social and political conditions in North America and certain international markets;

•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;

•	risks associated with inflation rates;

•	risks inherent in the Corporation’s corporate guidance;

•	failure to achieve cost and efficiency initiatives;

•	risks inherent in marketing operations;

•	risks associated with technology, including electronic, cyber and physical security breaches;

•	construction risks, including delays and cost overruns;

•	Algoma’s ability to enter into contracts to source steel scrap and the availability of scrap;

•	the availability of alternative metallic supply;

•	the Corporation’s expectation to declare and pay a quarterly dividend;

•	business interruption or unexpected technical difficulties, including impact of weather;

•	counterparty and credit risk;

•	labour interruptions and difficulties; and

•	changes in the Corporation’s credit ratings or the debt markets.

The preceding list is not intended to be an exhaustive list of all of Algoma’s forward-looking statements. The forward-looking statements are based on the Corporation’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These statements are only predictions based upon the Corporation’s current expectations and projections about future events. There are important factors that could cause Algoma’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, readers should consider the risks provided under “Risk Factors” in this Prospectus and the documents incorporated by reference herein, including the Annual Information Form.

Readers should not rely upon forward-looking statements as predictions of future events. Although Algoma believes that the expectations reflected in the forward-looking statements are reasonable, the Corporation cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct.

Except as required by law, the Corporation undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Prospectus, whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and any forward-looking information.

AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), accessible at the SEC’s website: www.sec.gov.

The Corporation has filed or will file with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS Accounting Standards, which differs from accounting principles generally accepted in the United States.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Corporation’s functional currency is the U.S. dollar, which reflects the Corporation’s operational exposure to the U.S. dollar. The Corporation uses the Canadian dollar as its presentation currency. In accordance with IFRS Accounting Standards, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Unless otherwise stated, the figures included in this Prospectus are stated in Canadian dollars. Unless otherwise specified, all references herein to “C$” are to Canadian dollars and all references to “$” or “US$” are to U.S. dollars.

The high, low, closing rates and average for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Nine months ended December 31(1)	Year ended March 31
	2024	2024	2023
High	1.4416	1.3875	1.3856
Low	1.3460	1.3128	1.2451
Rate at end of Period	1.4389	1.3487	1.3533
Average	1.3768	1.3574	1.3230

(1)	Effective November 5, 2024, the Corporation’s board of directors approved a change in the Corporation’s fiscal year-end from March 31 to December 31, effective as of December 31, 2024.

On July 17, 2025, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3753.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Algoma owns or has rights to trademarks, trade names and service marks that used in connection with the operation of its business. In addition, the Corporation’s name, logo and website name and address are its trademarks or service marks. Other trademarks, trade names and service marks appearing in this Prospectus or the documents incorporated by reference herein are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in Prospectus or the documents incorporated by reference herein are listed without the applicable ®, TM and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (except for Quebec) and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained upon written request to the Corporation (at Algoma Steel Group Inc., 105 West Street, Sault Ste. Marie, Ontario, P6A 7B4, Attention: General Counsel). These documents may also be found on the Corporation’s profile on SEDAR+ at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov and on the Corporation’s website at www.algoma.com. The filings of the Corporation through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the appropriate securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (except for Quebec), and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “Annual Information Form”) of the Corporation for the nine month period ended December 31, 2024, dated March 12, 2025;

(b)

the audited consolidated financial statements of the Corporation as at December 31, 2024 and March 31, 2024 and for the nine month period ended December 31, 2024 and the year ended March 31, 2024, together with the reports of an independent registered public accounting firm thereon and the notes thereto;

(c)

the management’s discussion and analysis of the Corporation on the financial position and financial performance for the three and nine month periods ended December 31, 2024, the three month period ended December 31, 2023, and the twelve month period ended March 31, 2024 (the “Annual MD&A”);

(d)

the unaudited condensed interim consolidated financial statements of the Corporation as at March 31, 2025 and for the three month periods ended March 31, 2025 and 2024, together with the notes thereto (the “Interim Financial Statements”);

(e)

the management’s discussion and analysis of the Corporation on the financial position and financial performance for the three month periods ended March 31, 2025 and March 31, 2024 (the “Interim MD&A” and, collectively with the Annual MD&A, the “MD&A”); and

(f)	the management information circular of the Corporation dated May 1, 2025, prepared in connection with the annual meeting of shareholders of the Corporation held on June 24, 2025.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with the securities commissions or similar regulatory authorities in the applicable provinces and territories of Canada after the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus. In addition, any document or information incorporated by reference in this Prospectus filed by the Corporation with, or furnished by the Corporation to, the SEC pursuant to the Exchange Act, subsequent to the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent provided in such report).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities, except in cases where an exemption from such delivery requirements is available, together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

When the Corporation files a new annual information form, audited consolidated financial statements and related MD&A and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related MD&A and all unaudited interim condensed consolidated financial statements and related MD&A for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim condensed consolidated financial statements and related MD&A being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and related MD&A filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a management information circular in connection with an annual meeting being filed by the Corporation with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Deloitte LLP; (3) the consent of Goodmans LLP; (4) powers of attorney from certain of the Corporation’s directors and officers (included in the Registration Statement); and (5) the form of debt indenture. A copy of the form of warrant agreement, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

The Corporation is a fully integrated steel producer of hot and cold rolled steel products, including coiled sheet and plate. With a current liquid steel production capacity of an estimated 2.8 million tons per year, the Corporation’s size and diverse capabilities enable the Corporation to deliver responsive, customer-driven product solutions to direct applications in the automotive, construction, energy, defense, and manufacturing sectors.

Algoma was organized under the laws of the Province of British Columbia in March 2021, as the parent holding company of Algoma Steel Inc., Algoma’s operating company. On October 19, 2021, Algoma consummated a business combination with Legato Merger Corp., a special purpose acquisition company, and became a publicly traded company with its Common Shares and Public Warrants trading on each of the TSX (under the symbols “ASTL” and “ASTL.WT”, respectively) and Nasdaq (under the symbols “ASTL” and “ASTLW”, respectively). The Corporation’s principal office is located at 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, Canada and its telephone number is (705) 945-2351. Algoma’s website address is www.algoma.com.

For a further description of the business of the Corporation, see the section entitled “Description of the Business” in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

As at the date hereof, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus. The terms of the Corporation’s various credit facilities and loans (as described fully in the MD&A) require the Corporation to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. As at the date hereof, the Corporation is in compliance with all applicable covenants to which it is currently subject pursuant to the aforementioned credit facilities and loans.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Corporation’s share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of the Corporation’s securityholders. The Prospectus Supplement that the Corporation will file in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed by each selling securityholder;

•	the number or amount of Securities being distributed for the account of each securityholder;

•

the number or amount of Securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Corporation’s outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to Algoma from any offering of Securities, the proposed use of those proceeds and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that Algoma spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” and any other factors set forth in the applicable Prospectus Supplement. The Corporation may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities. The Corporation may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus or any applicable Prospectus Supplement. See “Risk Factors”.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Corporation may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Corporation may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers, designated by the Corporation from time to time. Each Prospectus Supplement will set forth the terms of the offering, including the number and terms of the Securities to which such Prospectus Supplement relates, the type of Security being offered, the method of distribution of such Securities, the name or names of any underwriters, dealers or agents with whom the Corporation has entered into arrangements with respect to the sale of such Securities and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

This Prospectus may also, from time to time, relate to the offering of the Corporation’s Securities by certain selling securityholders. The selling securityholders may sell all or a portion of the Corporation’s Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. The Corporation’s Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, Nasdaq or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. Only underwriters named in the applicable Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation and/or the selling securityholders to indemnification by the Corporation and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by, and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in connection with an “at-the-market distribution”, the underwriters, dealers or agents may, subject to applicable law, over-allot or effect transactions which are intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriter’s, dealer’s or agent’s over-allocation position acquires those Securities under this Prospectus, as supplemented by any Prospectus Supplement. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the “at-the-market” prospectus including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities.

The Corporation and/or the selling securityholders may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities.

Unless otherwise specified in the applicable Prospectus Supplement, the Corporation does not intend to list any of the Securities other than the Common Shares on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

Common Shares

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value issuable in series. As of July 17, 2025, the last trading day prior to the date of this Prospectus, there were an aggregate of 104,933,802 Common Shares issued and outstanding and no Preferred Shares issued and outstanding. In addition, as of July 17, 2025, there were (i) up to 24,178,999 Common Shares issuable from time to time upon the exercise of the Public Warrants, (ii) up to 2,471,427 Common Shares issuable upon exercise of certain replacement long-term incentive plan awards issued by the Corporation (including up to 649,663 Common Shares issuable upon exercise of awards granted in respect of earnout rights), and (iii) up to 5,862,397 Common Shares issuable upon the exercise of awards granted pursuant to the Corporation’s omnibus incentive plan. The Common Shares may be offered separately or together with other Securities, as the case may be.

Holders of Common Shares are entitled to receive notice of, and to attend and vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote. Each Common Share entitles its holder to one vote. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.

The Corporation has adopted advance notice provisions with respect to the election of directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of shareholders; (ii) ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all director nominees; and (iii) allow shareholders to register an informed vote. The Advance Notice Provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation.

Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s Board of Directors at its discretion from funds properly applicable to the payment of dividends, subject to the rights, if any, of shareholders holding shares with special rights to dividends. Holders of Common Shares are also entitled, upon the liquidation, dissolution or winding up of the Corporation, to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation.

Although the articles of the Corporation provide for the potential issuance of Preferred Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. The Common Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

Preferred Shares

The authorized share capital of the Corporation consists of an unlimited number of Preferred Shares without par value issuable in series. As of July 18, 2025, there were no Preferred Shares issued and outstanding. The Preferred Shares may be offered separately or together with other Securities, as the case may be.

The Preferred Shares may, at any time or from time to time, be issued in one or more series. The Corporation’s Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Corporation’s Board of Directors in respect of a series of shares, the holder of a Preferred Share shall not be entitled to vote at meetings of shareholders. The Preferred Shares of each series rank on a priority with the Preferred Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preferred Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. The Preferred Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

Debt Securities

In this description of Debt Securities, “Algoma” or the “Corporation” refer to Algoma Steel Group Inc., but not to the Corporation’s subsidiaries. As of July 18, 2025, there were no Debt Securities issued and outstanding that were issued pursuant to any prospectus or registration statement. The Debt Securities may be offered separately or together with other Securities, as the case may be.

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. Algoma may issue Debt Securities in one or more series under an indenture to be entered into between the Corporation and one or more trustees. Such indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of indenture relating to the Debt Securities has been filed as an exhibit to Algoma’s Registration Statement filed with the SEC. The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the Debt Securities, once it has been entered into. If Debt Securities are issued, Algoma will describe in the applicable Prospectus Supplement the particular terms and provisions of any series of the Debt Securities and a description of how the general terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should rely on information in the applicable Prospectus Supplement and not on the following information to the extent that the information in such Prospectus Supplement is different from the following information.

The Corporation on a consolidated basis has, and in the future again may, also issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The indenture will not limit the aggregate principal amount of Debt Securities that Algoma may issue under the indenture and will not limit the amount of other indebtedness that Algoma may incur. The indenture will provide that Algoma may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be the Corporation’s unsecured obligations. The indenture will also permit the Corporation to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that the Corporation offers will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

•	the title of the Debt Securities;

•	the aggregate principal amount of the Debt Securities;

•	the percentage of principal amount at which the Debt Securities will be issued;

•	whether payment on the Debt Securities will be senior or subordinated to, or rank pari passu with, the Corporation’s other liabilities or obligations;

•	whether the payment of the Debt Securities will be guaranteed by any other person;

•

the date or dates, or the methods by which such dates will be determined or extended, on which Algoma may issue the Debt Securities and the date or dates, or the methods by which such dates will be determined or extended, on which Algoma will pay the principal and any premium on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

•

whether the Debt Securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which Algoma will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places Algoma will pay principal, premium, if any, and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer or exchange;

•

whether and under what circumstances Algoma will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms Algoma will have the option to redeem the Debt Securities rather than pay the additional amounts;

•

whether Algoma will be obligated to redeem or repurchase the Debt Securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

•	whether Algoma may redeem the Debt Securities at its option and the terms and conditions of any such redemption;

•

the denominations in which Algoma will issue any registered Debt Securities, if other than denominations of US$2,000 and any multiple of US$1,000 in excess thereof and, if other than denominations of US$5,000, the denominations in which any unregistered Debt Security shall be issuable;

•	whether Algoma will make payments on the Debt Securities in a currency or currency unit other than U.S. dollars or by delivery of its Common Shares or other property;

•	whether payments on the Debt Securities will be payable with reference to any index or formula;

•	whether Algoma will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether Algoma will issue the Debt Securities as unregistered securities (with or without coupons), registered securities or both;

•

the periods within which and the terms and conditions, if any, upon which Algoma may redeem the Debt Securities prior to maturity and the price or prices of which and the currency or currency units in which the Debt Securities are payable;

•	any changes or additions to events of default or covenants;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of Debt Securities have special rights if specified events occur;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

•	rights, if any, on a change of control;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

•

any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require the Corporation to repurchase the Debt Securities and there will be no increase in the interest rate if Algoma becomes involved in a highly leveraged transaction or has a change of control.

Algoma may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. Algoma may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, Algoma will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

Algoma may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, Algoma may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, the Corporation’s Debt Securities will be unsecured obligations and will rank equally with all of the Corporation’s other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables, of the Corporation’s subsidiaries.

The Corporation’s Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Corporation’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. Algoma anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Corporation if such Debt Securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of Algoma, the trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Algoma expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. Algoma also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Corporation within 90 days, Algoma will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, Algoma may at any time and in its sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities (other than global securities) will be made at the office or agency of the trustee, or at Algoma’s option Algoma can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Corporation.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, but Algoma may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

Algoma shall not be required to:

•

issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant redemption date if the Debt Securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

•

register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•

exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

•

issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the indenture with respect to the Debt Securities of that series:

•	Algoma fails to pay principal of, or any premium on, any Debt Security of that series when it is due and payable;

•	Algoma fails to pay interest or any additional amounts payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

•	Algoma fails to make any required sinking fund or analogous payment for that series of Debt Securities;

•

Algoma fails to comply with any of its other agreements in the indenture that affect or are applicable to the Debt Securities for 90 days after written notice by the trustee or to the Corporation and the trustee by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of any series affected thereby;

•	certain events involving the Corporation’s bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of Debt Securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series, subject to any subordination provisions, may require the Corporation to repay immediately:

•	the entire principal and interest and premium, if any, of the Debt Securities of the series; or

•	if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Corporation’s bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind this accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of all series of Debt Securities affected by an event of default may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of Debt Securities.

Algoma will be required to furnish to the trustee a statement annually as to its compliance with all conditions and covenants under the indenture and, if Algoma is not in compliance, it must specify any defaults. Algoma will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the Debt Securities of the affected series;

•

the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

•

the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When Algoma uses the term “defeasance”, it means discharge from some or all of its obligations under the indenture. Unless otherwise specified in the applicable Prospectus Supplement, if Algoma deposits with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at its option:

•	Algoma will be discharged from the obligations with respect to the Debt Securities of that series; or

•	Algoma will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to the Corporation.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the Corporation’s defeasance option, Algoma must deliver to the trustee:

•

an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•

an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of Algoma’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If Algoma is to be discharged from its obligations with respect to the Debt Securities, and not just from its covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before Algoma may exercise its defeasance option:

•

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

•	Algoma is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by the Corporation and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by the modification. However, without the consent of each holder affected, no modification may:

•	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any Debt Security;

•	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

•	reduce the amount of principal of a Debt Security payable upon acceleration of its maturity;

•	change the place or currency of any payment;

•	adversely affect the holder’s right to require the Corporation to repurchase the Debt Securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of Debt Securities;

•	reduce the percentage of Debt Securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

•	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by the Corporation with certain provisions of the indenture. However, these holders may not waive a default in any payment on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

Algoma may modify the indenture without the consent of the holders to:

•	evidence its successor under the indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	add events of default;

•

provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

•	establish the forms of the Debt Securities;

•	appoint a successor trustee under the indenture;

•	add provisions to permit or facilitate the defeasance or discharge of the Debt Securities as long as there is no material adverse effect on the holders;

•

cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

•	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The indenture may contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains Algoma’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of Debt Securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is trustee.

Enforceability of Judgments

Since a substantial portion of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation may need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Corporation’s assets. The Corporation has been advised by its Canadian counsel, Goodmans LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws. See “Enforceability of Certain Civil Liabilities” below.

Subscription Receipts

As of July 18, 2025, there were no Subscription Receipts outstanding. The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. The Subscription Receipts may be offered separately or together with other Securities, as the case may be.

Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Securities or a combination of Securities. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. You should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts will be filed by the Corporation with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Corporation has entered into it.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of such Subscription Receipts being offered;

•	the price at which such Subscription Receipts will be offered;

•

the designation, number and terms of the Securities to be received by the holders of such Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of such Subscription Receipts to receive, for no additional consideration, Securities;

•	the procedures for the issuance and delivery of the Securities to holders of such Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of such Subscription Receipts upon delivery of the Securities upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•

the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of such Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Corporation to purchase such Subscription Receipts in the open market by private agreement or otherwise;

•	if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;

•	whether the Corporation will issue such Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether the Corporation will issue such Subscription Receipts as bearer securities, as registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of such Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Corporation will apply to list such Subscription Receipts on any exchange;

•	material United States and Canadian federal income tax consequences of owning such Subscription Receipts; and

•	any other material terms or conditions of such Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Securities on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Corporation may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

As of July 18, 2025, there were no Units outstanding. The following description sets forth certain general terms and provisions of the Units that may be issued hereunder and is not intended to be complete. The Units may be offered separately or together with other Securities, as the case may be.

Units may be issued at various times comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security composing such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included security comprising part of such Unit).

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of such Units being offered;

•	the price at which such Units will be offered;

•	the designation and terms of such Units and the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of such Units or of the Securities comprising the units;

•	whether such Units will be issued in fully registered or global form;

•	whether the Corporation will apply to list such Units on any exchange;

•	material United States and Canadian federal income tax consequences of owning such Units, including how the purchase price paid will be allocated among the Securities comprising the Units; and

•	any other material terms or conditions of such Units.

Warrants

As of July 18, 2025, no Warrants were outstanding other than the Public Warrants. The following description sets forth certain general terms and provisions of Warrants that may be issued hereunder and is not intended to be complete. The Warrants may be offered separately or together with other Securities, as the case may be.

Warrants may be issued at various times which will entitle the holders thereof to Common Shares, Preferred Shares, Subscription Receipts, Units or Debt Securities. Warrants will be issued pursuant to one or more warrant indentures to be entered into by the Corporation and one or more banks or trust companies acting as warrant agent that will be named in the relevant Prospectus Supplement.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture. Readers should refer to the warrant indenture relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture relating to an offering of Warrants will be filed by the Corporation with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Corporation has entered into it.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of such Warrants being offered;

•	the price at which such Warrants will be offered;

•

the designation, number and terms of the Common Shares, Preferred Shares, Units or Debt Securities, as applicable, purchasable upon exercise of such Warrants, and procedures that will result in the adjustment of those numbers;

•	the date on which the right to exercise such Warrants will commence and the date on which the right will expire;

•	the exercise price of such Warrants;

•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which such Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of such Warrants;

•	whether such Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•

provisions as to modification, amendment or variation of the warrant indenture or any rights or terms of such Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Preferred Shares, Units, Debt Securities or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	material United States and Canadian federal income tax consequences of owning such Warrants; and

•	any other material terms or conditions of such Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a resident of Canada and/or to an investor who is a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of prior sales of Common Shares, Warrants and other Securities distributed under this Prospectus and for Securities that are convertible or exchangeable for Common Shares, Warrants, or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares, Warrants or such other Securities pursuant to such Prospectus Supplement.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX in Canada and listed on Nasdaq in the United States, in each case under the trading symbol “ASTL”. The outstanding Public Warrants are listed and posted for trading on the TSX and listed on Nasdaq under the symbols “ASTL.WT” and “ASTLW”, respectively. The trading price and volume of the Common Shares during the previous 12-month period will be provided as required in each Prospectus Supplement.

RISK FACTORS

Any prospective investor should carefully consider the information contained in this Prospectus and any Prospectus Supplement (including, without limitation, the documents incorporated by reference herein and therein, including under “Risk Factors” in the Annual Information Form) before purchasing any of the Securities distributed under a Prospectus Supplement. Discussions of certain risks affecting Algoma in connection with its business are provided in its disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in the forward-looking statements relating to the Corporation. The risks described in this Prospectus and any accompanying Prospectus Supplement and the documents incorporated by reference herein and therein are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

INTERESTS OF EXPERTS

Deloitte LLP is the independent registered public accounting firm of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Suite 200, Toronto, Ontario, Canada M5H 0A9.

LEGAL MATTERS

Certain legal matters in connection with an offering will be passed upon on behalf of the Corporation by Goodmans LLP, as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to United States legal matters. As of the date hereof, the partners and associates of Goodmans LLP own, directly or indirectly, less than 1% of any class of the Corporation’s securities.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Corporation is a British Columbia corporation and its principal place of business is in Canada. The majority of the directors and officers of the Corporation and the experts named in this Prospectus and the documents incorporated by reference herein are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Goodmans LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Goodmans LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

The Corporation has filed or will file with the SEC, concurrently with the Registration Statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation will appoint Algoma Steel USA Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada adopted substantively harmonized blanket orders, including in Ontario, Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) (together with the equivalent local blanket orders in the other jurisdictions, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders, which came into force on January 4, 2022, were adopted to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records by providing relief from certain prospectus requirements under National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”). In Ontario, the WKSI Blanket Orders were extended by Ontario Instrument 44-502 – Extension of Exemption for Well-known Seasoned Issuers (Interim Class Order) and subsequently codified on a permanent basis through the adoption of OSC Rule 44-503, which came into force on January 4, 2025. OSC Rule 44-503 is intended to maintain the WKSI exemption until the Canadian Securities Administrators implement permanent amendments to NI 44-102.

The WKSI regime permits an issuer that qualifies as a “well-known seasoned issuer” (a “WKSI”) to file a final short form base shelf prospectus as the first public step in a distribution, without the requirement to file and obtain a receipt for a preliminary base shelf prospectus, and exempts WKSIs from certain disclosure requirements in respect of such final base shelf prospectus. As of the date hereof, the Corporation has determined that it qualifies as a WKSI under the WKSI Blanket Orders and OSC Rule 44-503 and is relying on the WKSI exemption in connection with the filing of this Prospectus.